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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of February 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

1.   RADVision  Ltd.  Press  Release  dated  January  29,  2001 re CTI2  Selects
     RADVision's   SIP  and  H.323   Enabling   Technologies   for  its  Unified
     Communications Platform.


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                                                                          ITEM 1

For Immediate Release

Contact:
                                                           Jody Burfening
 Karen Gurwitz                David Seligman               Sanjay Hurry
 Dir. Corp. Communications    CFO                          Investor Relations
 RADVision, Inc.              RADVision, Ltd.              LHA
 Tel: 201.529.4300, x305      Tel: +972.3.645.5446         Tel: 212.838.3777
 kgurwitz@radvision.com       Seligman@tlv.radvision.com   jbs@lhai.com
 www.radvision.com            www.radvision.com            www.lhai.com

 For CTI2:
 John Comando
 BizBuz Strategic Communications
 Tel: 781.235.6076
 johnc@cti2.com

      CTI2 Selects RADVision's SIP and H.323 Enabling Technologies for its
                         Unified Communications Platform

   RADVISION'S V2OIP(TM)ADDS UNPARALLELED INTEROPERABILITY AND ROBUST FEATURES
                            TO CTI2'S W.W.OFFICE(TM)

Mahwah, N.J., & Burlington, Mass., January 29, 2001 -- RADVision (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, and CTI2, a leading provider of unified communications platforms for telecommunications service providers, announced today that CTI2 has chosen RADVision's Session Initiation Protocol (SIP) and H.323 technology for integration into its World Wide virtual Office (W.W. Office) platform. RADVision's high-performance technology will enable carrier-grade enhanced unified communications services.

W.W.Office is a comprehensive suite of IP-based unified communications services for telecommunications service providers including Telcos, CLECs, ISPs, ASPs, Cellular Service Providers and others. The product includes applications for unified messaging, presence management, instant messaging, and push/pull content delivery.

CTI(2) will use RADVision's SIP and H.323 toolkits to initiate, manage and terminate voice, fax, and video sessions across packet networks. With the integration of RADVision's industry standard SIP and H.323 IP communications protocols, W.W.Office can provide IP-centric services that interoperate with existing telephony systems and provide necessary call control capability and mobility.

"RADVision's V2oIP toolkits have the power and capabilities that our customers need to implement carrier-class IP-based enhanced services," said Erez Maron, CEO of CTI(2). "Our open architecture along with RADVision's V2oIP technology will enable us to quickly adapt W.W.Office to any type of H.323 gateway and softswitch, ensuring that we can always meet our customers' needs."

"We believe that the future lies with IP-based networks. As such, we are committed to providing all of the IP communication protocols needed to enable the development of IP-centric solutions for next-generation networks," said Ami Amir, CEO of RADVision. "Our broad family of developer toolkits which includes SIP, MGCP, H.248/Megaco, and H.323, provides innovative developers, like CTI2, with the enabling technology they need to create a whole new class of platforms for delivering enhanced VoIP services over global IP networks."


                                     more...

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About W.W. Office

CTI(2)'s W.W.Office is a value-added unified communications platform that provides a suite of personalized services designed for universal access and cross-media communications. W.W.Office is a carrier-grade, scalable and modular unified communications solution for service providers. This unique value-added unified communication platform offers personalized services such as, Unified Messaging, Presence Management, Instant Messaging, and push/pull content delivery. Users can access services from any communication device, over any communication environment, from anywhere in the world.

About the RADVision SIP Toolkit

The RADVision SIP Toolkit is RFC2543 (SIP) and RFC2327 (SDP) compliant and is suitable for the development of any of the logical entities defined in SIP, including User Agent, Proxy, Redirect Server, and Registrar. Designed for speed, RADVision's high performance multi-threaded SIP implementation utilizes a unique parsing engine. Separate dedicated parsers are used for SIP and SDP (Sessions Description Protocol) parsing. RADVision's exclusive "one-time on-demand" parsing provides further performance enhancements by parsing only the required message parts, only when required. Designed also for extensibility and customization, RADVision's SIP toolkit uses an intuitive, layered, object-oriented API. Developers can use callbacks and hooks to inject customized code to modify stack behavior to accommodate new extensions for expanded functionality beyond the baseline specification.

About the RADVision H.323 Protocol Toolkit

RADVision's H.323 core protocol enables the creation of real-time voice and video H.323 calls over IP networks. The H.323 Protocol Toolkit consists of H.225 RAS, RTP/RTCP and Q.931 Call Signaling. RADVision also offers optional modules for Annex G Communication between administrative domains as well as H.450 Supplemental Services for a more robust solution. Designed to be platform independent, the RADVision H.323 protocol toolkit is available for numerous operating systems including various UNIX versions, real-time OSs for embedded systems, as well as Windows, including Windows NT and Win CE.

About CTI2

CTI(2) is unique in providing a full suite of Value Added Services to enable a Service Provider to become a Communication Portal to its subscribers by fully integrating Internet and PSTN/Cellular data and voice messaging services. This cost-effective one-stop solution for quality voice and high-speed data messaging services is capable of supporting millions of subscribers. It's full-featured World Wide Office Unified Communications platform is a turnkey system that enables subscribers to receive and reply to any type of message, on any device, anytime, anywhere.

CTI2 U.S. headquarters are located in Burlington, Massachusetts. CTI2 is a privately-held company with funding from Chase Capital Partner group of Chase Manhattan Bank, Hambrecht and Quist, SBC Ventures, Amdocs (NASDAQ: DOX) and Polaris Venture Capital. The company has established strategic partnerships with ECI Telecom Ltd. (NASDAQ: ECILF), Telcordia, Inc., G-Connect from ADC Group (NASDAQ: ADCT), Dialogic, an Intel company, and most recently, OpenWave (NASDAQ:
OPWV) to bring W.W.Office to millions of users worldwide. CTI2 can be found on the World Wide Web at www.cti2.com

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are more...


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driving the  emergence  and growth of the use of packet  networks for  real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


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                            All trademarks recognized


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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: February 2, 2001